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Media Contacts:
ICO-Teledesic Global
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    Bob Ratliffe      +1.425.828.8686; bobr@eriv.com
    Roger Nyhus       +1.206.915.3878; roger@nyhus.com

New ICO
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    Michael Johnson   +44.20.8600.1255; michael.johnson@ico.com

                    ICO-TELEDESIC GLOBAL AND NEW ICO PULL S-4

KIRKLAND, Wash. - March 16, 2001 - In light of current market conditions and evolving business plans, ICO-Teledesic Global Limited and New ICO Global Communications (Holdings) Limited today withdrew their pending S-4 registration statement with the U.S. Securities and Exchange Commission.

The S-4, which was filed in September 2000, related to the proposed mergers of New ICO and Teledesic Corporation into ICO-Teledesic Global, a Kirkland, Wash.-based holding company formed to hold the satellite assets of telecommunications pioneer Craig McCaw.

ICO-Teledesic Global and New ICO determined to withdraw the registration statement while they assess the impact of dramatically different financial market conditions and changes to the New ICO and Teledesic business plans.

The move also gives the companies added flexibility as they attempt to stabilize the mobile satellite industry and build viable satellite systems offering a broad array of advanced telecommunications services in the United States and around the world.

The boards of directors of New ICO, Teledesic and ICO-Teledesic Global continue to consider the status of the mergers and whether one or both will proceed.

London-based New ICO is developing a mobile satellite system to offer high-quality mobile voice services and medium-speed wireless Internet and other packet-data services on a global basis. Bellevue, Wash.-based Teledesic is developing a global broadband satellite communications network and is working with contractors to build a cost-effective system.

New ICO acquired the assets of ICO Global Communications (Holdings) Limited ("Old ICO") in May 2000 following Old ICO's emergence from Chapter 11 reorganization proceedings. In that transaction, Old ICO shareholders and other constituents received shares of New ICO's Class A Common Stock. Under the terms of the plan of reorganization approved by the bankruptcy court, New ICO undertook to use reasonable efforts to list its Class A Common Stock no later than March 31, 2001. Concurrent with the withdrawal of the S-4 registration statement, New ICO today filed an application with the bankruptcy court to seek confirmation that, in light of the changed circumstances described above, New ICO is not required to list the Class A Common Stock within this timeframe.

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